May 9, 2011

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street NE

Washington, D.C. 20549-4561

Attention: Mr. David L. Orlic

Re:	McCormick & Schmick’s Seafood Restaurants, Inc.
Schedule 14D-9
Filed on April 20, 2011
File No. 005-79958

Dear Mr. Orlic:

On behalf of our client McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated April 26, 2011, regarding the above-referenced Schedule 14D-9. We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit the proposed responses and actions indicated below. For ease of reference, the text of each of the Staff’s comments is set forth below followed in each case by our response.

Solicitation/Recommendation, page 10

Staff Comment No. 1: You state that none of your directors or executive officers currently intends to tender shares for purchase pursuant to the offer. To the extent known after reasonable inquiry, please state the reasons for the intended action. See Item 1012(c) of Regulation M-A.

RESPONSE: We respectfully submit that Item 1012(c) of Regulation M-A does not require disclosure of the reasons for the intended action of the directors and executive officers. Such disclosure is required under Item 1012(d) which is not applicable in this scenario.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

May 9, 2011

Background of the Offer, page 10

Staff Comment No. 2: Please disclose why your board of directors has not responded to any of the inquiries made by Mr. Fertitta.

RESPONSE: Mr. Fertitta’s initial communication to the Company occurred several hours after Mr. Fertitta had publicly announced his intention to commence a tender offer to acquire the Company. As disclosed in the Schedule 14D-9, this initial communication was in the form of a cryptic text message sent by Mr. Fertitta to William T. Freeman, the Company’s Chief Executive Officer, on April 4, 2011 which stated “Hey bill, this is Tilman would you like to get together. I office next door to Uptown.” Also on April 4, 2011, Mr. Fertitta sent an email to James R. Parish, a member of the board of directors of the Company, the text of which is quoted in the Schedule 14D-9. Later that same day, Mr. Parish received a telephone call from Mr. Fertitta’s financial advisor. The advisor stated that Mr. Fertitta’s team was “looking forward to sitting down to discuss the offer at the appropriate time,” to which Mr. Parish responded “at the appropriate time.” On April 6, 2011, Mr. Fertitta sent an email to Douglas Schmick, the Company’s founder and board chairman which contained an invitation to contact Mr. Fertitta to discuss a transaction. Mr. Schmick did not respond to the email.

As disclosed in the Schedule 14D-9, on the same date that Mr. Fertitta had publicly announced his intention to commence an unsolicited tender offer to acquire the Company, the board of directors of the Company immediately convened a board meeting and began consulting with the Company’s advisors. Over the course of several days thereafter, the board of directors continued to meet with the Company’s advisors to evaluate the offer, including the terms of the offer set forth in the Schedule TO initially filed by LSRI Holdings, Inc. on April 7, 2011. The board of directors elected to speak with the Company’s advisors prior to privately or publicly responding to Mr. Fertitta’s inquiries because of the “hostile” nature of Mr. Fertitta’s public announcement, Mr. Fertitta’s history of using coercive tactics in connection with acquisitions, his unorthodox methods of initially communicating with the Company and the desire of the board of directors to fully understand the terms of the offer, the adequacy or inadequacy of the offer and the various options available to the Company for responding to the offer. On April 17, 2011, for the reasons set forth in the Schedule 14D-9 and amendments thereto, the board of directors determined that the offer undervalues the Company’s current and future business prospects, is highly conditional, and is not in the best interest of the Company or its stockholders, and determined to recommend that the stockholders reject the offer. Upon reaching its conclusion, the board of directors of the Company promptly and publicly responded to Mr. Fertitta’s inquiries and the unsolicited offer by filing a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on April 20, 2011. As a result of that decision and the public filing, there was no need to privately respond to Mr. Fertitta.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

May 9, 2011

The Offer undervalues the Company, page 14

Staff Comment No. 3: Please disclose what consideration you have given to disclosing the projections provided to and used by Piper Jaffray. Refer to Item 1011(c) and Item 1012(b) of Regulation M-A.

RESPONSE: The Company did not consider disclosing the projections provided to and used by Piper Jaffray because:

•	As a matter of policy, the Company does not disclose projections.

•

The projections formed only a part of one of the many bases for which the board of directors recommended that the stockholders reject the offer. As stated in the Schedule 14D-9, the board of directors rejected the offer because it undervalues the Company, was opportunistically timed, is highly conditional and, because of Mr. Fertitta’s past actions, there is serious doubt as to whether the offer would be consummated at the offer price or at the expected time. Piper Jaffray utilized a number of analyses in reviewing the offer. The discounted cash flow was the only analysis which utilized the Company’s projections. Therefore, the Company does not believe that disclosure of the projections is necessary to assist investors in making an informed tender decision, and the projections are not material to understanding the reasons for the recommendation of the board of directors.

•

The projections were prepared in response to a hostile tender offer without a view towards public disclosure and the board of directors and management are continuing to refine the projections, as demonstrated in part by the recent, publicly disclosed refinements of the Company’s previously announced strategic plan and expected financial impact.

•	The Company believes disclosure of the projections would be significantly adverse to stockholder interests in that their disclosure would strategically benefit the hostile bidder.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

May 9, 2011

•	The projections were not used for purposes of rendering a fairness opinion, adequacy opinion, or similar opinion, with regards to the offer.

•	The projections were not prepared for purposes of a go-private or similar transaction.

•	Disclosure of the projections is not necessary to make any of the statements made in the Schedule 14D-9 not misleading.

The Offer is highly conditional..., page 15

Staff Comment No. 4: Please disclose that the bidders may invoke the conditions qualified by materiality only upon exercise of their reasonable judgment, or advise us to the contrary.

RESPONSE: Please be advised that in response to the Staff’s comment the Company has revised its disclosure as requested in Amendment No. 8 to the Schedule 14D-9.

The Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (206) 757-8009 or my colleague Marcus J. Williams at (206) 757-8170 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

May 9, 2011

Very truly yours,

Davis Wright Tremaine LLP

/s/ Laura Baumann

cc:	William T. Freeman
Marcus J. Williams
David Fox
Thomas W. Christopher